Exhibit 7

7 March 2025

British American Tobacco p.l.c. (“BAT”)

CANADA Update - COURT’S SANCTION OF PLAN OF COMPROMISE AND ARRANGEMENT IN CCAA PROCEEDINGS

In March 2019, Imperial Tobacco Canada Limited (“ITCAN”), a subsidiary of BAT, obtained creditor protection under the Canadian Companies’ Creditors Arrangement Act (“CCAA”). Under a confidential court supervised mediation process, ITCAN has since been negotiating a possible settlement of all of its outstanding tobacco litigation in Canada while continuing to run its business in the normal course.

BAT now notes that the court-appointed Mediator’s and Monitor’s Plan of Compromise and Arrangement for ITCAN (the “Plan”) has been sanctioned by the Ontario Superior Court of Justice in the ongoing proceedings under the CCAA.

In response to said sanction order, ITCAN stated “We are pleased that the Court has sanctioned the Mediator’s and Monitor’s Plan of Compromise and Arrangement, a critical milestone in the CCAA process. We look forward to the successful implementation of this Plan, which maximizes value for claimants, resolves outstanding tobacco litigation, and allows us to emerge from CCAA protection. While there are still some steps that must be taken to implement the settlement, Imperial Tobacco Canada is committed to continue working with the relevant parties to complete this process as quickly as possible for the benefit of all stakeholders.”

The Plan resolves all Canadian tobacco litigation and provides a full and comprehensive release to ITCAN, BAT and all related entities for all Canadian tobacco claims. This settlement will be funded by ITCAN’s cash on hand and the profits generated from the future sale of tobacco products in Canada.

Tadeu Marroco, BAT’s Chief Executive said, “After six years of negotiation, today’s decision is an important step that brings ITCAN closer to emerging from CCAA for the benefit of all stakeholders. Like our Canadian subsidiary, we remain committed to working with all parties to implement the Plan, and complete this process.”

As noted at the Group’s full year results in February, the Group will present certain measures excluding the profit made from ITCAN (excluding New Categories) for 2025, with 2024 comparatives rebased accordingly. A comprehensive update can be found in our preliminary results here. Today’s announcement does not impact our 2025 guidance, including c.1% revenue growth, 1.5-2.5% adjusted profit from operations growth or our commitment to deliver a sustainable share buy-back including the £900mn in 2025.

ENDS

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com

About BAT

BAT is a leading global multi-category consumer goods business. Underpinned by world-leading science and R&D, our purpose is to create A Better Tomorrow™ by Building a Smokeless World where, ultimately, cigarettes have become a thing of the past. BAT’s purpose is backed by Omni™, an evidence-based manifesto for change which captures its commitment and progress.

BAT employs more than 48,000 people and, in 2024, generated revenue of £25.9bn, with an adjusted profit from operations of £11.9bn.

BAT’s aim is to have 50 million adult consumers of its Smokeless products by 2030 and generate 50% of its revenue from Smokeless products by 2035. BAT’s portfolio is made up of a growing range of nicotine and smokeless tobacco products which include its Vapour brand Vuse; Heated Product brand glo; and Velo, its Modern Oral (nicotine pouch) brand. After only a decade of investment in these products, the Group has delivered New Category revenue of £3.4bn in 2024, with strong progress in profitability. BAT’s portfolio reflects our commitment to meeting the evolving and varied preferences of today’s adult consumers.

BAT is also reducing the use of natural resources, improving livelihoods, and delivering on its climate goals to be Net Zero across its value chain by 2050. BAT received a Triple A rating from CDP in 2024 for its disclosures on Climate Change, Water Security, and Forests, showcasing its commitment to environmental transparency and action.

Forward-looking statements

This release contains certain forward-looking statements, including "forward-looking" statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict," "will," "expect," "estimate," "project," "positioned," "strategy," "outlook", "target" and similar expressions. These include statements regarding the implementation and completion of the Plan. These also include statements regarding our 2025 guidance, our commitment to deliver a sustainable share buy-back in 2025, our Smokeless product customer target ambition, our New Categories revenue target and our Sustainability targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading "Group Principal Risks", including the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the BAT Group’s New Categories strategy; the impact of Supply chain disruptions; adverse litigation and dispute outcomes and the effect of such outcomes on the BAT Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with the move towards a Circular Economy; and Cyber Security risks caused by the heightened cyber-threat landscape and increased digital interactions with consumers, and changes to regulation,  in the 2024 Annual Report and Form 20-F of British American Tobacco p.l.c. (“BAT”).

Additional information concerning these and other factors can be found in BAT's filings with the U.S. Securities and Exchange Commission ("SEC"), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.